UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

The Supervisory Board appoints Manfred Balz to head Deutsche Telekom’s seventh Board of Management department

Oct 21, 2008

The Supervisory Board of Deutsche Telekom AG has appointed Dr. Manfred Balz as the Board member responsible for the new Data Privacy, Legal Affairs and Compliance department as of October 22. This department was established last week following a recommendation by the Board of Management, and is aimed at firmly embedding in particular the topics of data privacy and data security at the top management level. Dr. Balz was previously General Counsel at Deutsche Telekom.

“Dr. Balz will be able to successfully contribute to this position his extensive international experience in legal matters, as well as his knowledge of the Group, which has been gained over many years. Dr. Balz has already been playing a decisive role in supporting the Board of Management and the Supervisory Board with the investigation and resolution of the incidents relating to data security and convinced the supervisory body of his suitability for the position,” emphasized Prof. Ulrich Lehner, Chairman of the Supervisory Board.

René Obermann, Chairman of the Board of Management of Deutsche Telekom, said of Dr. Balz’s appointment: “I am delighted that Manfred Balz’s appointment enables us to even more intensively drive forward the topics of data privacy and data security with immediate effect.”

Dr. Balz (63) studied law at Tübingen, Munich, St. Petersburg and Boston, Harvard Universities. During his career, Dr. Balz has held positions at the Max Planck Institute for Private Law, Hamburg (1969/1970), the German Federal Ministry of Justice (1974-1990), as General Counsel of the Treuhandanstalt Berlin (1990-1993), and as a partner at the international law firm Wilmer, Cutler & Pickering (1993-1997). He has been General Counsel at Deutsche Telekom since 1997.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President Chief Accounting Officer

Date: October 22, 2008